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THE HARTFORD

February 12, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Attention: Division of Investment Management

RE:                           Hartford Life Insurance Company

File No. 333-154837

CRC Select II

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the filing on Form S-3ASR, which was transmitted on October 30, 2008 (File No. 333-154837, Accession Number 0001104659-08-066649) be withdrawn.

As no sale was made after the registration statement became effective, the fees from the above-referenced registration statement are offset to File No. 333-157272 (Accession Number 0001104659-09-008577) on Form S-3ASR, filed with the Securities and Exchange Commission this date.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-1941.

Very truly yours,

/s/ Richard J Wirth

Richard J. Wirth
Assistant General Counsel

Enclosure